900 - 688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: JUNE 6, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 22

VERIS GOLD CORP. Produces 14,840 Ounces of Gold In May

Vancouver, BC – June 6, 2013 – Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide a mid-quarter update regarding production improvements at its wholly-owned Jerritt Canyon gold mine and processing facility in Elko County, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd. (“Queenstake”), a wholly-owned subsidiary the Company.

Overall Operational Report
For the month of May, the plant averaged over 3,900 tons per day producing 14,840 ounces of gold while operating at an 83% average recovery rate.

“Our total processing tonnage of over 121,500 tons is one of the best production months for the plant to date and demonstrates that we are on our way to achieving a 4,000 ton per day processing rate,” stated R. Llee Chapman, President. “Our gold production for the month was also a Company record. While the 83% recovery rate is an improvement over our previous averages, we will continue to fine tune the plant to increase this all important number.” Mr. Chapman continued, “The performance in May represents a major turn-around for the Jerritt Canyon Operations and we are very proud of our entire team at the mine site. We fully expect the team to continue with this kind of performance and would like to let all stakeholders know that they can count on us and our people at Jerritt Canyon to deliver.”

Mine Production
The SSX Mine produced in excess of 1,000 tons per day, running close to 1,200 ton per day for a majority of the month, but catching up on development in the last week of May. Starvation Canyon development continued in May and multiple headings have now been opened up for mining, allowing the mine to produce approximately 266 tons per day during the month with the main constraint being the haulage capacity to the mill. Small Mine Development, LLC continued their exceptional performance at the Smith Mine in May, averaging over 1,400 tons per day. In total, the mining operations produced well over 80,000 tons for the month and delivered approximately 13,000 ounces of gold to the mill for processing.

Toll Milling
The total ore processed at Jerritt Canyon includes 8,152 tons of Atna Resources’ Pinson Mine ore containing 2,038 ounces of gold delivered during the months of April and May. The plant has over 1,500 tons per day of excess capacity that is currently used for processing low grade Jerritt Canyon stockpile, but in the future will be filled with additional toll milling ores. The Company is in the process of discussing additional toll milling contracts with several companies, including the running of a 5,000 ton test batch; a report on these test batch results is expected in due course.

The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, P.E., Qualified Person per the requirements of NI 43-101.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

R. Llee Chapman
President

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
NA Toll Free: 1-855-688-9427	NA Toll Free: 1-855-688-9427	E: wolfgang.seybold@axino.de
E: jjobin@verisgold.com	E: nicole@verisgold.com	W: axino.de
W: verisgold.com	W: verisgold.com